The Mosaic Company 101 East Kennedy Boulevard Suite 2500 Tampa, FL 33602 www.mosaicco.com	Telephone: (813) 775-4200 Facsimile: (813) 619-4418

August 17, 2020

Securities and Exchange Commission Division of Corporation Finance - Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549
Attn: Mr. Frank Wyman Ms. Mary Mast

RE: The Mosaic Company
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 20, 2020
File No. 001-32327

Dear Ladies and Gentlemen:
On behalf of The Mosaic Company (the “Company” or “Mosaic” or “we”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2020.

Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 20, 2020

Notes to the Consolidated Financial Statements

10. Investments in Non-Consolidated Companies, page F-56

To provide context for our responses to your questions regarding our investment in Canpotex, we will first provide background on Canpotex and our accounting treatment of our activities with Canpotex.

Background
Canpotex Limited (Canpotex), which has been operating since 1972, is a Saskatchewan export association owned by two Canadian potash producers, Mosaic and Nutrien, to exclusively market, sell and distribute Canadian potash products outside of Canada and the United States. Canpotex is jointly controlled by the two shareholders in accordance with the shareholder agreement. The Canpotex economic interest percentage of the shareholders, which dictates the relative volumes of potash product sold to Canpotex, is based on each shareholder’s respective proven peaking capacities for producing potash. This can be adjusted as the shareholders add peaking capacities due to capital expansions. Mosaic’s current economic ownership percentage in Canpotex is 36.2% based on current

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capacities. The peaking capacities are disclosed in Part I of the Form 10-K, page 13 and this process is further described in note (d).

Canpotex is unique in its limited purpose and due to its financial structure – it manages its net earnings to a breakeven basis. Canpotex covers it’s selling and operating expenses by deducting those costs from the amount paid to the shareholders to buy their products. Those costs are based on an operating budget approved by the Canpotex Board of Directors, which is comprised of representatives from both shareholders and the Canpotex Chief Executive Officer, and trued-up annually.

Due to Mosaic’s participation in the formation of Canpotex, Mosaic’s obligation under the shareholder agreement to indemnify Canpotex with respect to liabilities and the equal sharing of control/power to direct activities of Canpotex, Mosaic concluded that we do not consolidate Canpotex but rather record our equity investment using the equity method of accounting. Due to Canpotex’s net equity position being essentially zero, Mosaic’s equity investment in Canpotex is insignificant.

Mosaic has also concluded that the sales to Canpotex are not at arm’s length due to the unique pricing and payment structure and financial obligations of the shareholders, therefore the full profit on sales to Canpotex are eliminated until Canpotex no longer has control of the related inventory and has sold it to an unrelated third party customer as required by ASC 323 for downstream transactions between the investor and the equity-method investee.

ASC 323-10-35-7 through 35-11 addresses this elimination for transactions between an investor and an equity-method investee, noting it is typically appropriate to defer the profit on the sales to the equity-method investee in a deferred liability account or against the investment balance for downstream sales. Specifically, ASC 323-10-55-28 states “...The elimination of intra-entity profit might be reflected in the investor's balance sheet in various ways. The income statement and balance sheet presentations will depend on what is the most meaningful in the circumstances.” The Company eliminates the intra-entity profit with Canpotex at the end of each reporting period and presents that profit elimination by reversing revenue and cost of goods sold for the inventory still remaining at Canpotex. ASC 323-10-35-9 also notes that “Whether all or a proportionate part of the intra-entity income or loss shall be eliminated under the equity method depends largely on the relationship between the investor and investee”. Mosaic’s relationship with Canpotex is unique in that Canpotex, as described above was formed by predecessors to the current shareholders, including Mosaic, as a break-even entity to exclusively distribute the shareholders’ potash products outside of the U.S. and Canada. Given this relationship and the fact that sales to Canpotex in calendar year 2019 represented 46% of our total revenues in the Potash segment, our elimination approach provides better transparency to the readers of our consolidated statement of earnings and results in the same net impact on the gross margin and net earnings. Under this profit elimination approach, the Company effectively defers the entire sale and cost of goods sold to

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Canpotex until Canpotex sells to the unrelated third party customer and transfers control of the related inventory.

As noted above, Canpotex sales to unrelated third parties made up 46% of total sales in the Potash segment in calendar year 2019. We believe that this presentation is more meaningful to financial statement users and is in accordance with the guidance in ASC 323-10 which allows for balance sheet and income statement presentation to reflect intra-entity eliminations based on what is the most meaningful. If we were to present the intra-entity profit elimination through our equity method investment, the income statement and segment footnote would not provide a true representation of the Potash segment’s gross margin percentage, which is a key metric that is closely watched by investors. In addition, given the volume of Potash sales that are sold to Canpotex, an elimination approach that eliminated profits only through a reduction of revenue would distort the segment’s gross margin each period, decrease the comparability of gross margin with our competitors, and lead to gross margin volatility that is not representative of true business performance. As such, it is more meaningful to financial statement users to present this activity as a full elimination of revenue and cost of sales for inventory not yet sold to third-party end customers.

A simple example is illustrated below. Appendix A includes an excerpt of guidance published by an accounting firm that also illustrates the Company’s approach.

Example:

Eliminate Profits		Sale to Canpotex	Elimination	Impact on Consolidated Statement of Earnings
	Revenue	100	(20)	80
	COGS	(80)		(80)
	Gross Margin	20	(20)	—

Mosaic's Approach

Eliminate Sales/COGS
	Revenue	100	(100)	—
	COGS	(80)	80	—
	Gross Margin	20	(20)	—
The Company presents the intra-entity profit elimination on the balance sheet by increasing inventory and recording a current liability. However, upon further analysis, in future filings we will present the intra-entity profit elimination on the balance sheet as a deferred profit liability account and not adjust receivables or inventory. Receivables from

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Canpotex will not be affected by the profit elimination. Inventory balances will not include amounts for inventories where control has transferred to Canpotex. The impact of this change to current assets and current liabilities or the specific line items on the balance sheet for all periods presented is not material to the Company’s consolidated balance sheet.

To clarify our accounting policies related to our equity investment in Canpotex, in future Form 10-K filings we will expand the disclosure in the note discussing Investments in Non-Consolidated Companies to include the following statement:

Canpotex is a Saskatchewan export association used by two Canadian potash producers, to market, sell and distribute Canadian potash products outside of Canada and the United States to unrelated third party customers at market prices and operates as a break-even entity. We have concluded that the sales to Canpotex are not at arm’s length due to the unique pricing and payment structure and financial obligations of the shareholders, therefore the full profit on sales to Canpotex are eliminated until Canpotex no longer has control of the related inventory and has sold it to an unrelated third party customer. We eliminate the intra-entity profit with Canpotex at the end of each reporting period and present that profit elimination by reversing revenue and cost of goods sold for the inventory still remaining at Canpotex. Any equity earnings or loss, which have historically been insignificant, are recorded in the equity in net earnings or loss line within the Consolidated Statement of Earnings.

Comment:

1.We refer to your response to our comment number 4. Please address the following:

Question 1
•You state that you carry your investment in Canpotex under the equity method. Per ASC 323-10-35-8 the equity method is a one-line consolidation. Tell us why it is appropriate to record the sales to Canpotex and related cost of sales in your financial statements instead of in the line item Equity in net (loss) earnings of nonconsolidated companies.

Response

We understand that a sales transaction with an equity method investee is within the scope of ASC 606 so long as it meets the relevant criteria to be defined as a contract with a customer. Canpotex has agreed to obtain potash from Mosaic in exchange for monetary consideration and Canpotex meets the definition of a customer as defined in ASC 606-10-20 and further discussed in question 3 below. Therefore, we have concluded that Canpotex meets the definition of a customer and the Canpotex agreement and sales orders executed under the Canpotex agreement meet the requirements to be considered contracts and accounted for

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under the provisions of ASC 606. The net sales of Mosaic potash included in our consolidated financial statements in the Net Sales line represent Mosaic’s sales of potash to Canpotex that do not include an intra-entity profit element that is required by ASC 323-10-35-7 to be eliminated. Intra-entity profit is only eliminated on assets still remaining with an investee. Therefore, when Canpotex no longer has control of the related inventory, the Company recognizes the profit and presents the transaction in Net Sales. Canpotex no longer has control of the related inventory upon delivery to Canpotex’ unrelated third party customers. The Net Sales amount does not represent our 36.2% interest in the Canpotex legal entity. Our share of any equity earnings or loss, which historically have been insignificant as Canpotex operates as a break-even distribution/selling entity, are recorded in the equity in net earnings or loss line within the consolidated statement of earnings.

Question 2
•Tell us how the adoption of ASC 606 by you and Canpotex affected your accounting treatment for your sales.

Response:

The adoption of ASC 606 by Mosaic did not affect our recognition of revenue related to potash sales to Canpotex as control is transferred to Canpotex under ASC 606 at the same time as the recognition of revenue under previous guidance. Additionally, we applied the guidance in ASC 323 to eliminate intra-company transactions in a consistent manner both before and after the adoption of ASC 606. However, Canpotex was affected by their adoption of the new revenue standard, as they concluded that control does not transfer until it is delivered to the end customer. This affected the amount of the Company’s intra-entity profit elimination because the change increases the amount of Canpotex inventory at the end of a reporting period. Because the Company cannot record intra-entity profit on sales to Canpotex when Canpotex still controls the inventory, Canpotex’ adoption of ASC 606 has the effect of deferring profits in our consolidated statement of earnings as of adoption at January 1, 2018. This resulted in an initial deferral on approximately 400,000 tonnes as of adoption, as we noted in our first quarter 2018 Form 10-Q filing.

Question 3
•Tell us why Canpotex is not considered the customer under ASC 606. It appears that upon sale to Canpotex, a distributor, you should determine the transaction price and record the sale following the guidance in ASC 606 and ASC 323-10-35. In this regards, please tell us if you have a contract with Canpotex and what, if

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any, contracts exist between you and the unrelated third parties. Refer to ASC 606-10-25-1 through 25-8.

Response:

A customer is defined in ASC 606-10-20 as “...A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Given that Mosaic’s ordinary activities include the mining of potash and combined with the terms of the contract, we have concluded that Canpotex meets the definition of a customer.

Sales to Canpotex are governed by the Canpotex Producer agreement, an annual Product Supply Agreement and individual sales orders executed under the Canpotex agreement which, in combination, meet the criteria defined in ASC 606-10-25-1(a) through (e) to be accounted for under the provisions of ASC 606. Mosaic does not have any contracts, written, oral, or implied based on customary business practices, with Canpotex’s unrelated third party customers.

We recognize revenue related to the sale of potash to Canpotex in accordance with the 5-step process identified in ASC 606. Revenue under ASC 606 is earned when control of the inventory transfers to Canpotex. However, at the end of the reporting period, we eliminate profits in accordance with the guidance in ASC 323-10-35 by presenting the intra-entity profit elimination as a reduction of revenue and costs of goods sold for inventory not yet sold to Canpotex’s third party customers, as we described above.

Question 4
•You state on page F-56 that "the effects of material intercompany transactions with the equity-method investments are eliminated, including the gross profit on sales to and purchases from your equity-method investments which is deferred until the time of sale to the final third party customer." You appear to be using the sell-through method in recording your sales through Canpotex. Upon adoption of ASC 606, the sell-through method is no longer appropriate. Please clarify why your revenue recognition when the sales are made to third parties is consistent with ASC 606.

Response:

The Company does not recognize revenue under the sell-through method. Rather, Mosaic initially recognizes revenue related to Canpotex sales at a point in time when control of the product is transferred to Canpotex, as determined based on the indicators identified in ASC 606-10-25-30(a) through (e). However, Mosaic has concluded that because of its relationship and arrangements with Canpotex,

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sales to Canpotex are not at arm’s length and are subject to intra-entity eliminations in accordance with ASC 323-10-35-10. The effect of this intra-entity elimination (as described above) is that sales related to inventory Canpotex still controls at the end of the reporting period, are not presented in Net Sales. The profit (and related revenue and cost of sales as described above) is recognized under ASC 323 when the sale has been recognized by Canpotex upon delivery to the unrelated third party customers.

Question 5
•Tell us why you do not recognize your sales to Canpotex at a point in time. Please tell us why the criteria in ASC 606-10-25-30 has not been met. In this respect, we understand that occasionally Canpotex pays Mosaic prior to the third party sales due to your 90-day payment terms, which appears to indicate that Canpotex has control of the inventory.

Response:

As discussed in question 4, we recognize revenue at a point in time when control of the product is transferred to Canpotex, as determined based on the indicators identified in ASC 606-10-25-30(a) through (e). We believe that the recognition criteria has been met at the point of shipment and we acknowledge that Canpotex does have control of the inventory at that time.

Question 6
•Tell us what estimates are made in determining the variable consideration relating to your sales and provide us a roll-forward of the changes in those estimates for the periods presented.

Response:

The variable consideration related to Canpotex sales is insignificant. There are sales incentives in certain circumstances, however they do not apply to Canpotex.

Question 7
•Please tell us if Canpotex distributes potash for companies other than its two shareholders.

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Response:

Canpotex does not distribute potash for any companies other than its two shareholders.

Question 8
•You state that Canpotex is a stand-alone entity with its own assets and employees. As Canpotex appears to be a worldwide distributor of potash, with multiple offices and investments in warehouses and shipment equipment, please help us understand why Canpotex's results of operations are designed to be break-even.

Response:

Canpotex was formed to create value for the shareholders by pooling the resources needed to efficiently supply offshore markets with potash from Canada and compete with other international suppliers of potash products. Canpotex manages and operates a fleet of customized railcars, port terminal facilities, ocean vessels and more assets which are required to distribute potash products. The shareholders did not intend it to be a profit-making entity. The objective of Canpotex is to break-even and all profits from the sales of potash products are recognized by the shareholders. This is one reason why the Company believes the sales transactions with Canpotex are not at arm’s length and therefore full intra-entity profit elimination is required by ASC 323.

Question 9
•Tell us why you carry your investment in Canpotex at zero and how that is consistent with ASC 323.

Response:

Mosaic’s investment in Canpotex is insignificant due to Canpotex’s net equity position being essentially zero. The Company measured their initial investment in Canpotex in accordance with ASC 323-10-30-02, and we recorded adjustments to reflect our share of their equity position. There was no investment required from the producer shareholders upon formation of Canpotex and as noted in the above response, Canpotex operates on a break-even basis, with insignificant equity earnings.

Question 10
•You state on page 13 that you owned 38.1% of Canpotex in the first half of 2017 and that on July 1, 2017, it decreased to 36.2%. Please reconcile your disclosure with the discussion on Canpotex's website, which appears to indicate you owned

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50% since 2018. Clarify why using your proven peak capacity for determining equity ownership is consistent with ASC 323-10. Tell us what percentage is used to determine your significant influence over operating and financing policies of Canpotex.

Response:

Under ASC 323-10-15-6 and 15-7, the percentage used to determine Mosaic’s significant influence over operating and financing policies of Canpotex is the 50% joint ownership. Each shareholder, in accordance with the shareholder agreement, has equal power to direct the activities of Canpotex that impact its economic performance. However, the economic benefits from Canpotex, how much potash product (volumes) is purchased by Canpotex, is determined based upon the members’ respective proven peaking capacities for producing potash. When a Canpotex member expands its production capacity, the new capacity may be added to that member’s proven peaking capacity based on a proving run at the maximum production level if certain criteria are met that are identified in the Producer Agreement. Mosaic’s economic share of Canpotex’s purchases was 38.1% in the first half of 2017 and, on July 1, 2017, it decreased to 36.2% (and has remained at that level) as a result of the other member’s expanded capacity. The 36.2% is Mosaic’s economic interest in Canpotex, although given Canpotex operates on a break-even basis, equity earnings are insignificant.

We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in your July 22, 2020 letter. Should you have any further questions or comments, please contact the undersigned at 763-258-3714 or email at lydia.burke@mosaicco.com.

Very truly yours,
/s/ Lydia A. Burke
Lydia A. Burke
Vice President and Controller, The Mosaic Company

cc:	James C. O'Rourke, Chief Executive Officer and President, The Mosaic Company
Clint C. Freeland, Senior Vice President and Chief Financial Officer (principal accounting officer), The Mosaic Company
Beth A. Paulson, Senior Securities and Corporate Counsel, The Mosaic Company

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Appendix A

Example from Deloitte guidance – A Roadmap to Accounting for Equity Method Investments and Joint Ventures (2019), Chapter 5, Example 5-9: